

TSX, NYSE American
Symbol: TMQ

News Release

Trilogy Metals Provides Update on Project Activities

July 3, 2019 - Vancouver, British Columbia — Trilogy Metals Inc. (TSX/NYSE American: TMQ) ("Trilogy Metals", "Trilogy" or the "Company") is pleased to provide an update on its current project activities. Drilling and technical activities have commenced at both the Arctic and Bornite Projects which are within the Company's 100%-owned Upper Kobuk Mineral Projects located in Northwest Alaska. All amounts are in US dollars.

On June 28, 2019, we announced that all the Company's outstanding warrants have been exercised in advance of the expiry date. As a result of the warrants exercised, Trilogy Metals issued a total of 6,521,740 common shares of the Company and received cash proceeds of approximately $9.9 million. Please see the Company's press release dated June 28, 2019 for more information.

Bornite Project

Exploration activities commenced at the beginning of June with almost 2,000 meters of drilling already completed at the Bornite Project with three rigs from Major Drilling America, Inc. currently in operation at site. The main goal of the $9.2 million program will be to drill approximately 8,000 meters within 12 holes and will include both infill and expansion drilling. The results from this drilling campaign are anticipated to be included into a future updated resource estimate. The results from the first few holes of this program are expected to be released in late summer 2019.

Arctic Project

The $7.0 million engineering and environmental program has commenced at Arctic with two rigs from Tuuq Drilling LLC, a subsidiary of NANA Development Corporation ("Tuuq"). Work at Arctic commenced in late June and is completing feasibility-level geotechnical and hydrological work. The main goal of this year's work program is to complete engineering and environmental studies to prepare a National Instrument 43-101 compliant Feasibility Study. The Company expects to complete the feasibility study in the first half of 2020.

Work is also being done to prepare the Arctic project for permitting, which we expect to commence in 2020. The permitting preparation studies that are being carried will address water management, tailings facilities design and waste rock management and containment.



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District Exploration

District-wide VTEM and ZTEM helicopter airborne geophysical surveys were completed this past spring along the entire 100-kilometer long belt of the favorable stratigraphy hosting known polymetallic volcanogenic-massive sulphide ("VMS") deposits, as well as the area around the Bornite deposit and the surrounding Cosmos Hills area. The surveys were flown by Geotech Ltd. and the data is currently being re-processed by Resource Potential PTY Ltd. both of which are independent geophysical consulting firms. As can be seen on **Figure 1** there are a multitude of high quality VTEM and ZTEM anomalies to follow up on. The new VTEM and ZTEM surveys will be integrated into our extensive dataset encompassing geology, geochemistry, geophysics and over 150,000 meters (or approximately 500,000 feet) of historical drilling accumulated over a 40-year period of exploration, all of which has been geo-referenced into an integrated GIS database. This dataset will be analyzed to determine and prioritize targets for drill testing later in the summer after the Arctic environmental and geotechnical drill program has been completed.

Figure 1. Location of Anomalous VTEM and ZTEM within the Ambler VMS Belt



Ambler Mining District Industrial Access Project ("AMDIAP")

The Company continues to have regular dialogue with the Bureau of Land Management ("BLM") which is the lead agency for the permitting of the AMDIAP. Trilogy participated in several meetings and has provided information and comment on the Proposed and Alternative routes being considered for the Draft Environmental Impact Statement ("EIS"). According to the BLM website, "The Draft Environmental Impact Statement is scheduled to be available to the public midsummer 2019. A 45-day public comment period is scheduled. Locations of the public meetings, including the ANLICA 810 hearings, are to be determined, based on the analysis. The Final EIS is scheduled to be complete in late fall/early winter 2019."

For more information on the timing of the AMDIAP permitting please visit the BLM website at https://eplanning.blm.gov/epl-front-office/eplanning/planAndProjectSite.do?methodName=dispatchToPatternPage&currentPageId=111137

Qualified Persons

Andrew W. West, Certified Professional Geologist, Exploration Manager for Trilogy Metals Inc., is a Qualified Person as defined by National Instrument 43-101. Mr. West has reviewed the technical information in this news release and approves the disclosure contained herein.

About Trilogy Metals

Trilogy Metals Inc. is a metals exploration and development company focused on exploring and developing the Ambler mining district located in northwestern Alaska. It is one of the richest and most-prospective known copper-dominant districts located in one of the safest geopolitical jurisdictions in the world. It hosts world-class polymetallic VMS deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits which have been found to host high-grade copper and cobalt mineralization. Exploration efforts have been focused on two deposits in the Ambler mining district - the Arctic VMS deposit and the Bornite carbonate replacement deposit. Both deposits are located within the Company's land package that spans approximately 143,000 hectares. The Company has an agreement with NANA Regional Corporation, Inc., a Regional Alaska Native Corporation that provides a framework for the exploration and potential development of the Ambler mining district in cooperation with local communities. Our vision is to develop the Ambler mining district into a premier North American copper producer.

Company Contact

Patrick Donnelly
Vice President, Corporate Communications & Development
patrick.donnelly@trilogymetals.com
604-630-3569

604-638-8088 or 1-855-638-8088
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Cautionary Note Regarding Forward-Looking Statements

This press release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including, without limitation, planned expenditures and the anticipated drilling, survey, permitting and other activity at the Company's properties and the timing thereof, the timing and the filing of updated technical reports on the Company's projects, are forward-looking statements. The metallurgical results discussed in this press release should not be considered representative of other drilling results for the 2019 drilling campaign. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible", and similar expressions, or statements that events, conditions, or results "will", "may", "could", or "should" occur or be achieved. These forward-looking statements may include statements regarding perceived merit of properties; exploration plans and budgets; mineral reserves and resource estimates; work programs; capital expenditures; timelines; strategic plans; market prices for precious and base metals; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include the uncertainties involving success of exploration, development and mining activities, permitting timelines, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses; mineral reserve and resource estimates and the assumptions upon which they are based; assumptions and discount rates being appropriately applied to the pre-feasibility study; our assumptions with respect to the likelihood and timing of the AMDIAP; capital estimates; prices for energy inputs, labour, materials, supplies and services the interpretation of drill results, the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for cooperation of government agencies and native groups in the development and operation of properties as well as the construction of the access road; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, metal grades or recovery rates; unexpected cost increases, which could include significant increases in estimated capital and operating costs; fluctuations in metal prices and currency exchange rates; and other risks and uncertainties disclosed in the Company's Annual Report on Form 10-K for the year ended November 30, 2018 filed with Canadian securities regulatory authorities and with the United States Securities and Exchange Commission and in other Company reports and documents filed with applicable securities regulatory authorities from time to time. The Company's forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cautionary Note to United States Investors

This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this press release have been prepared in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (CIM)—CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended ("CIM Definition Standards"). Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (SEC), and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "reserves". Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The requirements of NI 43-101 for identification of "reserves" are also not the same as those of the SEC, and reserves reported by Trilogy Metals in compliance with NI 43-101 may not qualify as "reserves" under SEC standards. Arctic does not have known reserves, as defined under SEC Industry Guide 7. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.